Media Release
Planegg/Munich, Germany, May 18, 2022
MorphoSys AG Reports Outcome of Annual General Meeting 2022
All Proposed Resolutions Approved
MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that its shareholders approved all resolutions proposed by the Company´s Management and Supervisory Boards at the Company´s virtual Annual General Meeting which took place on Wednesday, May 18, 2022, including:

▪The discharge of the members of the Management and Supervisory Boards with respect to the 2021 financial year
▪The appointment of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft as auditor for the 2022 financial year
▪The election of Mr. Andrew Cheng, M.D., Ph.D., as Supervisory Board member
▪Resolution on the reduction of Conditional Capital 2016-III, Conditional Capital 2020-I and the reduction of Authorized Capital 2019-I; amendments to the Articles of Association
▪Resolution on the creation of a new Authorized Capital 2022-I under exclusion of subscription rights for the purpose of serving “Restricted Stock Units” to be issued to senior managers and employees of U.S. subsidiaries of the Company under the “Restricted Stock Unit Program”, amendment to the Articles of Association
▪Resolution on the remuneration system for the members of the Management Board
▪Resolution on the Remuneration Report for the financial year 2021

At the 2022 virtual Annual General Meeting of MorphoSys AG, 40.52% of the current share capital were represented. The Company made use of the option provided by German law to conduct, in view of the coronavirus pandemic, the ordinary Annual General Meeting 2022 without the physical presence of shareholders or their proxies. Via a password-protected web service, registered shareholders could, among other things, visually and audibly follow the entire Annual General Meeting, exercise their voting rights and submit questions.

The term of office of Supervisory Board member Ms. Wendy Johnson ended at the close of this Annual General Meeting on May 18, 2022. Ms. Johnson had stated that she will not be available for re-election. She had been appointed to the Supervisory Board in May 2015.
“On behalf of my colleagues of the Supervisory Board I thank Wendy for her commitment and invaluable support over many years and whish her every success in the future,” said Marc Cluzel, M.D., Ph.D., Chairman of the Supervisory Board of MorphoSys AG. “We are pleased to welcome Andrew Cheng, M.D., Ph.D., to the Supervisory Board and look forward to working with him. Based on his vast experience he will be a valuable support to MorphoSys in the future.”
“I would like to thank our shareholders for their continued support and trust, also on behalf of the Management Board and Executive Committee,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys AG.
More information on the Company’s Annual General Meeting including the voting results on all agenda items can be found at www.morphosys.com/agm.

About MorphoSys
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Kaitlyn Nealy Senior Director Tel: +1 857 321 8449 kaitlyn.nealy@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com